UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



05057119

FORM 11-K
ANNUAL REPORT

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number 1-5805

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
(Full title of the plan)



JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

(Name of issuer of securities held pursuant to the plan and the address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

By: ______________________
Joseph L. Sclafani
JPMorgan Chase & Co.
Executive Vice President and Controller
(Principal Accounting Officer)

Date: June 23, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934


SEC MAIL
RECEIVED
PROCESSING
JUN 29 2005
WASH., D.C.
183
SECTION

For the fiscal year ended December 31, 2004

Commission file number 1-5805

JPMorgan Chase & Co.

(Exact name of registrant as specified in its charter)

Delaware	**13-2624428**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification no.)**
270 Park Avenue, New York, N.Y.	**10017**
(Address of principal executive office)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 270-6000

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as set forth in the pages attached hereto:

Exhibit 22.1-Annual Report on Form 11-K of The JPMorgan Chase 401(k) Savings Plan for the fiscal year ended December 31, 2004.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Table of Contents



Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
The JPMorgan Chase 401(K) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the JPMorgan Chase 401(K) Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2004, (2) investment assets both acquired and disposed of within the plan year for the year ended December 31, 2004, and (3) reportable transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP

New York, New York
June 21, 2005

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
Assets:		
Investments:		
JPMorgan Chase & Co. common stock	$ 3,460,030,273	$ 1,973,195,525
Registered investment companies (mutual funds)	3,237,021,845	1,056,202,551
Plan's share of the master trust (Note 5)	965,716,333	803,770,635
Common/collective trust funds	1,420,601,494	1,260,044,653
Guaranteed investment contracts	1,582,230,490	1,512,029,684
Corporate debt instruments	201,583,245	174,282,698
Loans to plan participants	278,214,357	169,242,679
United States government-sponsored enterprise obligations	35,002,151	61,869,477
Money market funds	12	12
Certificates of deposit	23,044,141	23,802,864
Total investments	11,203,444,341	7,034,440,778
Cash	4,162,694	--
Contributing employers' contributions receivable	2,708,248	5,036,835
Participants' contributions receivable	--	9,264,307
Dividends and interest receivable	1,137,739	1,711,653
Receivable for securities sold	--	1,192,905
Other receivables	3,201	2,348,913
Total assets	11,211,456,223	7,053,995,391
Liabilities:		
Payable for securities purchased	10,394,440	--
Interest purchased	3,201	--
Accrued expenses	313,931	105,996
Cash overdraft	--	5,571,297
Total liabilities	10,711,572	5,677,293
Net assets available for benefits	$ 11,200,744,651	$ 7,048,318,098

The Notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Contributions:		
Contributing employers	$ 138,714,586	$ 132,515,778
Participants	338,477,702	320,797,156
Total contributions	477,192,288	453,312,934
Investment activities:		
Dividends from JPMorgan Chase & Co. common stock	72,765,018	73,841,073
Interest	29,309,635	33,756,512
Other dividends	53,356,452	60,124,377
Investment income from Plan's interest in Master Trust	26,907,992	18,309,949
Net appreciation in fair value of investments including master trust	532,499,237	1,302,933,443
Increase in net assets available for benefits derived from investment activities	714,838,334	1,488,965,354
Benefits paid to participants	(571,855,616)	(423,230,432)
Expenses	(310,230)	(646,591)
Net change during the year	619,864,776	1,518,401,265
Transfer from other plans, net	3,532,561,777	437,660
Net assets available for benefits at beginning of year	7,048,318,098	5,529,479,173
Net assets available for benefits at end of year	$ 11,200,744,651	$ 7,048,318,098

The Notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The JPMorgan Chase 401(k) Savings Plan ("Plan") is a defined contribution plan sponsored by JPMorgan Chase Bank, National Association ("Bank"), a national banking association with branches in 17 states, and a wholly-owned bank subsidiary of JPMorgan Chase & Co ("JPMorgan Chase"). The Bank was organized in the legal form of a banking corporation under the laws of the State of New York on November 26, 1968, for an unlimited duration. On November 13, 2004, JPMorgan Chase Bank converted from a New York State banking corporation to a national banking association ("Conversion"). JPMorgan Chase is a financial holding company incorporated under Delaware law in 1968, and a leading global financial services firm and one of the largest banking institutions in the United States, with operations in more than 50 countries. The Firm is a leader in investment banking, financial services for consumers and businesses, financial transaction processing, investment management, private banking and private equity.

On July 1, 2004, Bank One Corporation merged with and into JPMorgan Chase. The Bank One Corporation Savings and Investment Plan merged into the Plan as of December 31, 2004. (See Note 11 for more details).

The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan.

General

The Plan enables eligible employees of JPMorgan Chase and certain affiliated companies thereof, to accumulate a fund, the value of which is to be applied for their benefit upon retirement or earlier due to separation from service. Under the Plan, a participant ("Participant") may elect to have the Participant's eligible compensation reduced on a pre-tax basis by a specified percentage; the amount of such reduction is contributed on the Participant's behalf by the Participant's contributing employer ("Contributing Employer") and allocated to the Participant's account under the Plan. The Contributing Employer will generally make a matching contribution ("Matching Contribution") of 100% of the amount contributed by an eligible Participant, who has completed one year of service, up to 5% of the Participant's eligible compensation as discussed below. Amounts contributed to a Participant's account under the Plan by the Participant and the Contributing Employer are held in a trust fund ("Trust Fund").

Employees are eligible to enroll in the Plan as of their first day of employment. Generally, any employee who is employed on an hourly, occasional, casual, temporary, seasonal, intern, or retainer basis, or an individual who is on a non-U.S. dollar payroll, or any individual who would be deemed to be an employee of a Contributing Employer under the employee leasing provisions of Section 414(n) of the Internal Revenue Code of 1986, as amended ("Code"), is not eligible to participate in the Plan.

The Plan is administered by the Plan Administrator who is appointed by the Board of Directors of JPMorgan Chase or the Bank. The Plan complies with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is designed to comply with Section 404(c) of ERISA and the regulations issued thereunder. As a result, the Plan's fiduciaries may be released from liability for any losses that result from the Participant's individual investment decisions.

Contributions

Deferred Contributions

The Plan allows Participants, with specific exceptions for certain highly compensated Participants who are limited to a 5% contribution rate, to defer through payroll deductions, on a pre-tax basis and subject to certain legal limitations, up to 20% (in 1% increments) of their eligible compensation per pay period ("Deferred Contributions"). Eligible compensation generally means base salary actually paid by a Contributing Employer for services rendered while a Participant, including to the extent applicable, amounts attributable to shift differentials and, for employees of certain Contributing Employers, all or a portion of the amounts attributable to draw and commissions. Eligible compensation does not include overtime, bonuses, special pay, or any other additional compensation and is not reduced by pre-tax contributions under this Plan and under certain other plans. The maximum amount deferred may not exceed the applicable statutory limit, i.e., $13,000 in 2004 and $12,000 in 2003. The maximum annual eligible compensation recognized under the Plan will not exceed the applicable statutory limit under Section 401(a) (17) of the Code, i.e., $205,000 in 2004 and $200,000 in 2003. This limit is subject to change periodically. In addition, Participants who are age 50 or older are permitted to make "catch-up" contributions on a pre-tax basis in 2004 and in 2003 up to the amount of $3,000 and $2,000, respectively. "Catch-up" contributions are in excess of the applicable statutory limit and are scheduled to increase in $1,000 increments through 2006. All pre-tax contributions are referred to collectively as "Deferred Contributions."

Employer Contributions

Generally, each Contributing Employer makes a matching contribution, on behalf of each Participant who has completed one year of service, in an amount equal to 100% of such Participant's Deferred Contributions up to 5% of such Participant's eligible compensation each pay period. The Plan provides for a "matching true-up contribution" feature. Participants may elect to have 100% of their Matching Contributions invested in the same manner as their Deferred Contributions. Under the "matching true-up contribution" feature, at the end of each calendar year, the Deferred Contributions as a percentage of eligible compensation of a Participant who is employed on December 31 is compared to that Participant's average rate of Matching Contributions as a percentage of eligible compensation. Eligible compensation is based on the period during the calendar year which the Participant was eligible for Matching Contributions. If the Participant's Deferred Contribution rate (but not more than 5%) exceeds the Participant's average rate of Matching Contributions, the Participant will receive a matching true-up contribution equal to such excess. The balance of the annual matching true-up for the year will be automatically credited to the account of the eligible participant early in the following year.

Participants who work in the following business segments or units: Investment Bank, Asset & Wealth Management, the private equity unit, JPMorgan Partners, and the Market Risk Management unit, whose annual base salary as of August 1 of the prior calendar year plus annual cash bonus from the prior calendar year equals $250,000 or more, are not eligible to receive Matching Contributions for the next calendar year.

A Participant may elect to have 100% of the Participant's Matching Contributions invested in the same manner as the Participant's Deferred Contributions. For Participants who were receiving Matching Contributions on October 1, 2002, and who have not subsequently elected to have 100% of their Matching Contributions invested in the same manner as their Deferred Contributions, 50% of their Matching Contributions are invested in the JPMorgan Chase Common Stock Fund of the Plan; the remaining 50% is invested in the same manner as their Deferred Contributions.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Rollover Contributions

The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers or qualified traditional individual retirement accounts (IRA's). Effective January 1, 2004, the Plan began accepting rollover contributions from contributory individual retirement accounts as well as governmental plans. After-tax rollovers are not accepted by the Plan.

Dividend Election

The Plan allows a Participant to elect to have any vested JPMorgan Chase Common Stock Fund dividend income distributed to the Participant on a quarterly basis. Dividend payments received in cash are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant's account in that Fund. Dividend payments with respect to unvested matching contributions are automatically reinvested in the Participant's account in that Fund.

Vesting

A Participant's Deferred Contributions are always 100% vested, including any associated investment performance. Generally, a Participant becomes vested in the value of the Matching Contributions, including any associated investment performance, after completing three years of service. However, if a Participant is involuntarily terminated due to job elimination, special provisions apply and the Participant will become fully vested in Matching Contributions and associated investment performance regardless of the Participant's years of service.

Nonvested Matching Contributions that are forfeited are used to reduce a Contributing Employer's obligation to make future Matching Contributions and/or for administrative expenses. Forfeitures for the years ended December 31, 2004 and 2003 were $4,028,392 and $1,893,604, respectively.

Distributions

Withdrawal of Contributions

Under the Plan, a Participant may withdraw in cash all or any portion of such Participant's vested account balance attributable to after-tax contributions, if any, or contributions rolled over from another qualified plan or IRA. In general, an individual who was a participant in The Thrift Incentive Plan of The Chase Manhattan Bank, N.A. or The Deferred Profit Sharing Plan of Morgan Guaranty Trust Company of New York and Affiliated Companies for United States Employees ("Morgan Plan") may also withdraw the value of all or part of certain nonforfeitable company contributions under the Thrift Incentive Plan as of December 31, 1996, and under the Morgan Plan as of December 31, 2001, subject to certain restrictions in both cases.

If a Participant has withdrawn all amounts permissible under the preceding paragraph, the Participant may request to withdraw up to the remaining amount of such individual's vested account balance only upon attaining age $59^{1/2}$ or for reasons of financial hardship, provided, however, that earnings realized after December 31, 1988, on Deferred Contributions and certain other deferred contributions under the 401(k) Savings Plan of The Chase Manhattan Bank and Certain Affiliated Companies ("Chase Plan"), Morgan Plan and the former Savings Incentive Plan of Chemical Bank and Certain Affiliated Companies are not available for hardship withdrawal.

Payment of Vested Benefits

When a Participant terminates employment with a JPMorgan Chase employer, the Participant may elect to receive the value of any vested benefits under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant's spouse or, to another beneficiary if the spouse previously consented. An unmarried Participant may designate anyone as his or her beneficiary. If there is no spouse or living beneficiary on the date of the Participant's death, then the value of the vested benefits is distributed to the deceased Participant's estate.

A Participant whose vested account balance under the Plan (including loans) is greater than $5,000 may elect to receive a lump sum payment, a rollover payment to an IRA or another employer's qualified plan, quarterly or annual installments of at least $500 over a period not exceeding the Participant's life expectancy, or may elect to defer receipt of the distribution up to April 1 of the year following the Participant's attainment of age 70 ½. If no election is made, then the account distribution will be deferred, automatically, until the month following the Participant's attainment of age 65.

If a Participant's vested account balance does not exceed $5,000, the account balance, less required tax withholding, will be paid to the Participant in a single lump sum. However, if the Participant elects to rollover the distribution to an IRA or another employer's qualified plan, the account balance will be distributed without deducting tax withholding.

Loans

Participants may borrow a portion of their vested account balance without paying taxes or incurring tax penalties according to the terms of the Plan. The minimum loan amount is $1,000. The maximum aggregate amount of all loans to any Participant under the Plan is the lesser of $50,000 (reduced by the highest loan balance outstanding during the 12-month period preceding the date of the new loan) or 50% of the vested value of the Participant's account balance under the Plan. The repayment period may not exceed five years. If, however, the loan is for the purchase of a principal residence, the repayment period may be up to 15 years. A Participant is limited to no more than six loans outstanding at any given time. Loan principal and interest are paid through payroll deductions. When a loan is taken the interest rate is based on the prime rate in effect at the end of the prior month and it is set for the duration of the loan. Loan transactions are reported as Loans to plan participants.

2. Investment Program

The net assets available for benefits of the Plan at December 31, 2004 and 2003, are held in a Trust Fund administered by the Bank, as trustee ("Trustee"), to be invested and distributed in accordance with the Plan and the trust agreement under which the Trust Fund has been established.

As of December 31, 2004, the 22 investment options consist of 19 core investment funds, including 5 fixed-income funds, 10 domestic equity funds, 3 international equity funds, 1 company common stock fund (each with a corresponding core unit trust fund) and 3 lifestyle funds. The lifestyle funds invest in a fixed but different mix of core unit trust options to provide Participants with varying risks/return profiles.

The funds' transactions are processed on a daily basis. Unit trust funds have been established for keeping records of the daily Participant balances and transactions. Effective January 1, 2002, American Century Retirement Plan Services, Inc. ("RPS") was appointed to maintain records of the daily balances and transactions for the Plan. On June 2, 2003, RPS was acquired by JPMorgan Chase and renamed JPMorgan Retirement Plan Services.

Participants may elect to allocate their account balances and contributions in the investment funds on a daily basis. Participant requests for fund reallocations, transfers and distributions are processed on a daily basis using net asset values. The changes become effective the same business day that the New York Stock Exchange is open if the request is made before 4 p.m. Eastern Time or by the close of the New York Stock Exchange, whichever is earlier. Otherwise, the changes become effective the next business day.

At its discretion, the Bank may place restrictions on investments in the funds and on daily transfers and reallocations among Funds. Effective July 1, 2003, certain limitations were placed on balance transfers and/or reallocations that could occur among the Plan's three international funds. No amount – including any prior balance – can be transferred and/or reallocated out of the International Large Cap Index Fund, the International Large Cap Fund or the International Small Cap Fund for 30 calendar days from the date of the initial transfer/reallocation transaction.

Effective June 30, 2003, the Large Cap Blend Fund was no longer offered as an investment choice under the Plan. Any residual balances in this fund as of that date were automatically transferred to the S&P 500 Index Fund. Similarly, any remaining future investment elections directed to the Large Cap Blend Fund were automatically directed to the S&P 500 Index Fund.

A brief description of the 22 investment funds (19 core investment funds with corresponding 19 core unit trust funds and three lifestyle funds) follows:

Core Investment Funds

Fixed Income (five funds):

Short-Term Fixed Income Fund – The Fund invests primarily in short-term fixed income securities issued or fully guaranteed by the United States government or its agencies, certificates of deposit, commercial paper, bankers' acceptances, short-term corporate bonds, mortgage and asset-backed securities, floating rate securities and repurchase agreements. The Fund may invest in units of collective trust funds that invest in such assets. The Fund is managed by two investment managers, JPMorgan Fleming Asset Management (USA) Inc. and Smith Graham & Company.

Stable Value Fund – The Fund invests in a portfolio of actively managed bonds as well as fixed-rate investment contracts ("FRICs") issued by insurance companies and banks, and other stable value investments. The bond portfolio includes "book-value wrapper contracts" issued by banks or insurance companies, which tend to smooth returns over time and protect against losses on a daily basis. The investments may also include futures and other derivative instruments, and JPMorgan Fleming Asset Management (USA) Inc. managed commingled funds, that invest in the assets referred to above. Depending on anticipated Participant requests for reallocations or transfers, loans and withdrawals, the manager of the Fund is authorized to hold varying levels of cash or short-term investments as cash reserves. The Fund is managed by JPMorgan Fleming Asset Management (USA) Inc.

Government Inflation-Protected Bond Fund – This is a fund that became available effective July 1, 2003. The Fund's investment objective is to provide a rate of return that over time exceeds the rate of inflation while seeking to preserve capital by investing primarily in Treasury inflation-protected securities ("TIPS"). The Fund primarily invests in inflation-indexed bonds issued by the U.S. government and U.S. government agencies and instrumentalities. Up to 20% of the Fund's assets may be invested in U.S. treasuries, agencies and instrumentalities that are not indexed to inflation. Investments may include futures, options, bond swaps and other derivatives, securities, and units in collective trust funds that invest in fixed-income securities. Depending on market conditions, as well as anticipated Participant requests for reallocations or transfers, loans, and withdrawals, the manager of the Fund is authorized to hold varying levels of cash or short-term liquid investments as cash reserves. The Fund is managed by Western Asset Management.

Intermediate Bond Fund – The Fund invests in bonds, notes, trust and participation certificates, insurance and bank contracts, and other evidences of indebtedness or property (secured or unsecured) with a fixed or floating rate of return. These investments may include futures and derivatives, securities, and units in collective trust funds that invest in fixed-income securities. Depending on market conditions, as well as anticipated Participant requests for reallocations or transfers, loans, and withdrawals, the manager of the Fund is authorized to hold varying levels of cash or short-term liquid investments as cash reserves. The Fund is managed by Western Asset Management.

High Yield Bond Fund – The Fund invests in bonds, notes, convertible bonds, asset-backed securities, insurance and bank contracts and other evidence of indebtedness, shares of preferred stock, as well as equity securities received from restructured companies. These investments may include futures and derivatives, securities and units in collective trust funds that invest in fixed-income securities. The majority of the Fund's investments are speculative. Depending on market conditions, as well as anticipated Participant requests for reallocations or transfers, loans, and withdrawals, the manager of the Fund is authorized to hold varying levels of cash or short-term liquid investments as cash reserves. The Fund is managed by Mackay Shields LLC.

Domestic Equity (10 funds):

Large Cap Value Index Fund – The Fund is passively managed as an indexed fund that invests directly or indirectly in stocks comprising the Russell 1000 Value Index and, from time to time, futures. The Fund is currently invested in a collective trust fund that invests in such stocks and futures. Depending on anticipated Participant requests for reallocations or transfers, loans, and withdrawals, the manager of the Fund is authorized to hold varying levels of cash or short-term investments as cash reserves. The Fund is managed by Barclays Global Investors, N.A.

Large Cap Value Fund – The Fund invests in common stocks of U.S. corporations that generally have a market capitalization in excess of $5 billion. The Fund may also invest in equity futures, options, derivatives and units in collective trust funds that invest in equity securities. The manager selects common stocks that are relatively inexpensive on the basis of standard investment analysis yardsticks, such as earnings, book value, and dividend yield. Depending on market conditions, as well as anticipated Participant requests for reallocations or transfers, loans and withdrawals, the manager of the Fund is authorized to hold varying levels of cash or short-term investments as cash reserves. The Fund is managed by AllianceBernstein (Alliance Capital Management L.P.).

Growth and Income Fund (mutual fund) – The Fund seeks to achieve its investment objectives by purchasing shares of the JPMorgan Select Growth and Income Fund – a registered, open-ended investment company or mutual fund. The JPMorgan Select Growth and Income Fund invests all of its investable assets in the Growth and Income Portfolio, an open-ended investment company with investment objectives identical to those of the JPMorgan Select Growth and Income Fund. The assets of the Fund (at least 80%) are invested in common stocks of U.S. corporations that generally have market capitalizations in excess of $5 billion. The Fund is managed by JPMorgan Fleming Asset Management (USA) Inc.

S&P 500 Index Fund – The Fund is passively managed as an indexed fund that invests directly or indirectly in stocks comprising the S&P 500 Index and, from time to time, futures. The Fund is currently invested in a collective trust fund that invests in such stocks and futures. Depending on anticipated Participant requests for reallocations or transfers, loans and withdrawals, the manager of the Fund is authorized to hold varying levels of cash or short-term liquid investments as cash reserves. The Fund is managed by Barclays Global Investors, N.A.

Large Cap Growth Index Fund – The Fund is passively managed as an indexed fund that invests directly or indirectly in stocks comprising the Russell 1000 Growth Index and, from time to time, futures. The Fund is currently invested in a collective trust fund that invests in such stocks and futures. Depending on anticipated Participant requests for reallocations or transfers, loans and withdrawals, the manager of the Fund is authorized to hold varying levels of cash or short-term liquid investments as cash reserves. The Fund is managed by Barclays Global Investors, N.A.

Large Cap Growth Fund – The Fund invests in common stocks of U.S. corporations that generally have a market capitalization in excess of $5 billion. The Fund may also invest in equity futures, options, derivatives and units in collective trust funds that invest in equity securities. The manager selects stocks that show potential for capital growth based on proprietary modeling of individual earnings and other research. The Fund will generally own 40-50 large-cap stocks categorized as positive business catalyst (i.e., possessing potential for positive change), stable growth and/or high growth. The Fund is managed by Janus Capital Management, LLC.

Capital Growth Fund (mutual fund) – The Fund seeks to achieve its investment objective by purchasing the institutional shares of the American Century Ultra Fund – a registered open-ended investment company or mutual fund. The American Century Ultra Fund seeks long-term capital growth by investing in common stock of companies with accelerating earnings and revenue growth. The Fund generally invests in larger companies with market capitalizations in excess of $5 billion. The Fund is managed by American Century Investment Management.

Mid Cap Value Fund – The Fund invests in common stocks of medium-sized U.S. corporations that generally have a market capitalization of between $2 billion and $15 billion. The Fund may also invest in equity futures, options, derivatives and units in collective trust funds that invest in equity securities. The manager selects stocks that are relatively inexpensive on the basis of standard investment analysis yardsticks, such as earnings, book value dividend and discount to private market value. The Fund is managed by Ariel Capital Management, LLC.

Small Cap Index Fund – The Fund is passively managed as an indexed fund that invests directly or indirectly in stocks of companies comprising the Russell 2000 Index and, from time to time, futures. The Fund is currently invested in a collective trust fund that invests in such stocks and futures. Depending on anticipated Participant requests for reallocations or transfers, loans and withdrawals, the manager of the Fund is authorized to hold varying levels of cash or short-term liquid investments as cash reserves. The Fund is managed by Barclays Global Investors, N.A.

Small Cap Fund (mutual fund) – Prior to December 7, 2004, the Fund sought to achieve its investment objective by purchasing institutional shares of the JPMorgan Small Cap Equity Fund – a registered, open-ended investment company or mutual fund. The main objective of the JPMorgan Small Cap Equity Fund, under normal circumstances, was to invest at least 80% of its total assets in common stocks and at least 65% of its total assets in common stocks of companies with market capitalizations of $1.5 billion or less at the time of the purchase. Effective December 7, 2004, the underlying mutual fund in which the Small Cap Fund invests was changed to the JPMorgan Trust Small Cap Equity Fund. The Fund seeks to achieve its investment objective by purchasing the Select shares of the JPMorgan Trust Small Cap Equity Fund – a registered, open-ended investment company or mutual fund. The JPMorgan Trust Small Cap Equity Fund, under normal circumstances, invests at least 80% of its total assets in common stock of small-cap companies with a market capitalization under $1.5 billion at the time of investment. The Fund is managed by JPMorgan Fleming Asset Management (USA) Inc.

International Equity Funds (three funds):

International Large Cap Index Fund – The Fund is passively managed as an indexed fund that invests directly or indirectly in stocks comprising the Morgan Stanley Capital International (MSCI) Europe, Australasia and Far East (EAFE) index and, from time to time, in futures on such stocks. The Fund is currently invested in a collective trust fund that invests in such stocks and futures. Depending on market conditions, as well as anticipated Participant requests for reallocations or transfers, loans and withdrawals, the manager of the Fund is authorized to hold varying levels of cash or short-term investments as cash reserves. The Fund is managed by Barclays Global Investors, N.A.

International Large Cap Fund – The Fund invests in common stocks of corporations incorporated or doing business primarily in Europe, Australasia, and Asia with market capitalizations generally in excess of $3 billion. The Fund may also invest in foreign currency contracts, equity futures, options, derivatives and units in collective trust funds that invest in equity securities. The Fund may direct up to 5% of its assets to emerging markets investments. Depending on market conditions, as well as anticipated Participant requests for reallocations or transfers, loans and withdrawals, the manager of the Fund is authorized to hold varying levels of cash or short-term investments as cash reserves. The Fund is managed by JPMorgan Fleming Asset Management (London) Limited.

International Small Cap Fund (mutual fund) – The Fund seeks to achieve its investment objective by purchasing shares of the American Century International Discovery Fund – a registered, open-ended investment company or mutual fund. The American Century International Discovery Fund invests in common stocks of non-U.S. companies with a market capitalization of between $1 billion and $3 billion at the time of purchase. The investment focus is primarily on developed countries. The Fund is managed by American Century Investment Management.

JPMorgan Chase Common Stock Fund:

JPMorgan Chase Common Stock Fund – The Fund invests primarily in shares of common stock of JPMorgan Chase & Co. The shares can be purchased directly from JPMorgan Chase generally out of its authorized but unissued shares of common stock, on the open market, or by the exercise of subscription, conversion, or other rights. Depending on market conditions, as well as anticipated Participant requests for reallocations or transfers, loans and withdrawals, the Fund will also hold varying levels of cash or short-term liquid investments (expected to range from 1% to 3% of the value of the Fund) as cash reserves. This Fund has been designated as an employee stock ownership plan. As such, a Participant invested in this Fund may elect to have any dividends attributable to the Participant's vested account balance paid directly to the Participant rather than reinvested. The Fund is managed by the Trustee.

Lifestyle Investment Funds (three funds):

The assets of the lifestyle funds are invested in the 19 core funds in accordance with the investment allocation policy for these funds. Each fund consists of a pre-diversified combination of both fixed-income and equity core funds to match a particular investment style for each of the funds. Each of the funds is re-balanced each calendar quarter so that its investment mix continues to meet its particular investment objective, risk, and return profile.

The lifestyle funds are briefly described as follows:

Moderately Conservative Lifestyle Fund – The Fund seeks to provide higher returns than those provided by the core fixed-income funds by including an exposure to equities (i.e., potentially higher stock market volatility and risk). This exposure is based on a target asset allocation policy of investing 60% of the Fund's assets in specified core fixed-income funds and 40% of its assets in specified core equity funds.

Moderately Aggressive Lifestyle Fund – The Fund seeks to provide higher returns with a larger exposure to stocks (i.e., potentially higher stock market volatility and risk) than the Moderately Conservative Lifestyle Fund. This exposure is based on a target asset allocation policy of investing 40% of the Fund's assets in specified core fixed-income funds and 60% of its assets in specified core equity funds.

Aggressive Lifestyle Fund – The Fund seeks to provide the highest returns with more exposure to stocks (i.e., potentially the highest stock market volatility and risk) than any of the other lifestyle funds. This exposure is based on a target asset allocation policy of investing 20% of the Fund's assets in specified core fixed-income funds and 80% of its assets in specified core equity funds.

Other Fund:

Loan Fund – Under a loan program, loans are granted from the Plan to eligible Participants. This Fund was established to maintain records of loan disbursements to Participants and their loan repayments.

3. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and financial reporting policies of the Plan conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain amounts in 2003 have been reclassified to conform to the 2004 presentation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could be different from these estimates.

Investment Valuation

The Plan values the underlying investments of the Trust Fund as follows:

U.S. government and federal agency obligations, U.S. government-sponsored enterprise obligations and corporate debt instruments are valued at the last reported bid (quoted market) price. Guaranteed investment contracts or group annuity contracts with insurance companies, which are benefits-responsive, are carried at contract value (cost plus accrued income). Investments in mutual funds, and common and collective trust funds are valued at the per unit amounts reported by such funds, which approximates fair value. JPMorgan Chase & Co. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Certificates of deposits, money market funds and loans to Participants are valued at cost, which approximates fair value.

The Plan enters into transactions whereby securities are sold under agreements to repurchase those securities at an agreed-on price. Such agreements are carried at the amounts the securities will be subsequently repurchased plus accrued interest, which approximates fair value. The market value of securities to be repurchased is monitored on a regular basis.

Derivative receivables and derivative payables are comprised of forward foreign exchange contracts and exchange traded futures and options contracts. Forward foreign exchange contracts are valued at estimated fair value obtained from independent market quotations.

Exchange traded futures and options contracts are valued at market values based upon the last reported sales price on the principal exchange on which the contracts are traded with the resulting changes in contract values being recorded as unrealized net gains (losses).

Securities Transactions

Securities transactions are recorded on a trade date basis. Realized gains (losses) are computed based on the average cost of securities sold. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Participants with investments in the JPMorgan Chase Common Stock Fund may receive in-kind distributions of shares by making a formal election. Realized gains (losses) to the Plan resulting from these distributions are based on the difference between the average cost and the value of the stock distributed on the valuation date of the distribution. Securities, cash and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the current prevailing market rates. Income and expenses are translated at the exchange rates prevailing at the date of the transaction.

Unit Trust Funds

The values of assets in unit trust funds are recorded on a daily basis to match the values of assets invested in the core investment funds, which are valued as reported by the investment managers.

Participant Withdrawals

Participant withdrawals are recorded when paid.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Differences between Financial Statements and Form 5500

The Plan calculates realized gains (losses) and unrealized appreciation (depreciation) as the difference between current market value and cost. Internal Revenue Service ("IRS") Form 5500 calculates realized gains (losses) and unrealized appreciation (depreciation) as the difference between current market value and market value at the prior period year-end.

The Plan does not reflect as liabilities amounts allocated to the accounts of Participants who have elected to withdraw from the Plan but have not yet been paid. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500.

The following is a reconciliation of net assets available for benefits as disclosed in the financial statements to the Form 5500:

	At December 31,	
	2004	2003
Net assets available for benefits per the financial statements	$ 11,200,744,651	$ 7,048,318,098
Less: Amounts allocated to withdrawing Participants	(539,227)	(1,850,063)
Net assets available for benefits per Form 5500	$ 11,200,205,424	$ 7,046,468,035

The following is a reconciliation of benefits paid to Participants as disclosed in the financial statements to Form 5500:

	Year Ended December 31,	
	2004	2003
Benefits paid to Participants per the financial statements	$ 571,855,616	$ 423,230,432
Add: Amounts allocated to withdrawing Participants at end of year	539,227	1,850,063
Less: Amounts allocated to withdrawing Participants at beginning of year	(1,850,063)	(1,675,843)
Benefits paid to Participants per Form 5500	$ 570,544,780	$ 423,404,652

Amounts allocated to withdrawals by Participants that have been processed and approved for payment prior to December 31, but are not yet paid as of that date are recorded on the Form 5500 as benefits paid.

4. Investments

(a) Investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2004 and 2003 were as follows:

Description	Number of Shares or Units	Cost	Fair Value
At December 31, 2004:			
JPMorgan Chase & Co. common stock	88,695,982	$2,848,089,052	$3,460,030,273
BGI Equity Index Fund	51,968,426	821,995,097	885,022,293
JPMorgan Select Group – Select Equity Fund	12,472,871	560,738,367	542,070,956

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

At December 31, 2003:	Number of Shares or Units	Cost	Fair Value
JPMorgan Chase & Co. common stock	53,721,631	$1,950,823,330	$1,973,195,525
BGI Equity Index Fund	53,446,891	845,649,958	820,944,248
JPMorgan Small Cap Equity Fund - Select	17,719,355	386,678,808	446,173,357
JPMorgan Select Growth and Income Select Shares	10,594,033	441,800,187	428,104,857
JPMorgan/Bank of America GIC	410,637,542	410,637,542	410,637,542
JPMorgan/State Street Bank GIC	410,636,893	410,636,893	410,636,893
American International Group GIC	410,636,641	410,636,641	410,636,641

(b) In 2004 and 2003 the Plan participated in a securities lending program administered by JPMorgan Chase. Under the program, borrowers are required to provide collateral equal to a minimum of 102% of the fair value of the loaned securities in the form of cash, or United States government securities, or United States government-sponsored enterprise obligations, or other securities. The Bank bears all the costs of the program.

Income earned by the Plan under the program was $9,850 and $31,608 in 2004 and 2003, respectively. At December 31, 2004 and 2003, United States Government-sponsored enterprise obligations and corporate debt instruments of the Plan with an aggregate fair value of approximately $6,869,658 and $3,416,181, respectively, had been loaned under this program.

(c) During the years ended December 31, 2004 and 2003, the Plan's investments generated net appreciation (depreciation) as follows:

Description	2004	2003
Based on quoted market prices:		
JPMorgan Chase & Co. common stock	$ 112,571,705	$ 485,597,061
Common/collective trust funds	23,975,424	455,782,256
Registered investment companies	292,889,635	249,070,608
Master Trust	92,439,455	104,999,126
Corporate debt instruments	(733,018)	6,537,734
U. S. government-sponsored enterprise obligations	(46,547)	601,890
Derivative receivables (payables)	11,401,215	551,996
Other investments	(6)	(183,015)
Total	532,497,863	1,302,957,656
Based on estimated fair value as determined by the Trustee:		
Corporate debt instruments	(13)	(4,031)
Certificates of deposit	1,387	(20,182)
Total based on estimated fair value	1,374	(24,213)
Total net appreciation (depreciation)	$ 532,499,237	$ 1,302,933,443

5. Master Trust

The Plan participates in the Master Trust For Certain Investment Funds of The JPMorgan Chase Retirement and 401(k) Savings Plans ("Master Trust"). The Bank is the trustee for the Master Trust. The Plan's accounts in the Master Trust are credited with income, gains or losses in respect of the Plan's assets held in the Master Trust. Additionally, the Plan may invest in one of the Master Trust's investment funds ("Funds") in equal increments called units ("Units"). Each Unit represents an equal right to share in the applicable Fund's net earnings, gains and losses. No Unit has priority or preference over any other Unit of the applicable Fund. The Plan's percentage interest in the net assets of the Master Trust was approximately 38% and 44% at December 31, 2004 and 2003, respectively.

The underlying investments of the Master Trust are valued as follows:

U.S. government and federal agency obligations, U.S. government-sponsored enterprise obligations, corporate debt instruments and other investments, which includes obligations of state and political subdivisions, and non-U.S. government debt instruments are valued at the last reported bid (quoted market) price. Investments in common and collective trust funds are valued at the per unit amounts reported by such funds, which approximates fair value. Common and preferred stocks are valued at the closing price reported on the major market on which the individual securities are traded.

Derivative receivables and derivative payables are comprised of forward foreign exchange contracts and exchange traded futures and options contracts. Forward foreign exchange contracts are valued at estimated fair value obtained from independent market quotations. Exchange traded futures and options contracts are valued at market values based upon the last reported sales price on the principal exchange on which the contracts are traded with the resulting changes in contract values being recorded as unrealized net gains (losses).

The fair values of investments of the Master Trust are as follows:

Investments at fair value	At December 31, 2004	At December 31, 2003
Common and preferred stocks	$ 1,454,976,773	$ 937,850,580
Corporate debt instruments	400,650,786	380,340,571
Common/collective trust funds	194,640,422	190,001,534
U.S. government and federal agency, and U.S. government-sponsored enterprise obligations	574,258,143	479,716,370
Derivative receivables	6,082,025	3,103,638
Other investments	5,703,446	5,678,965
Cash	14,575,806	5,646,614
Investment income receivable	13,200,075	10,296,176
Receivables for securities sold	287,727	489,397
Payables for securities purchased	(84,923,704)	(199,921,939)
Derivative payables	(5,771,469)	(3,648,113)
Accrued expenses	(448,724)	(369,678)
Net investments of the Master Trust	$ 2,573,231,306	$ 1,809,184,115

Investment income for the Master Trust was as follows:

	For the years ended December 31,	
Investment income:	**2004**	**2003**
Net appreciation (depreciation) in fair values of investments:		
Common and preferred stocks	$ 206,409,580	$ 219,528,609
Corporate debt instruments	8,151,527	22,709,793
U.S. government and federal agency, and U.S. government-sponsored enterprise obligations	12,903,055	5,659,639
Derivative receivables (payables), net	408,439	(753,361)
Other investments	124,432	223,443
	227,997,033	247,368,123
Interest	45,132,542	28,139,779
Dividends	26,565,815	13,073,375
Net investment income for the Master Trust	$ 299,695,390	$ 288,581,277

6. Derivative Receivables and Derivative Payables

In the normal course of business, the Plan utilizes derivative instruments to manage exposures to fluctuations in interest and currency rates. The Plan utilized options and futures contracts in the Intermediate Bond Fund and foreign exchange contracts in the High Yield Bond Fund. These financial instruments are recorded at fair value as derivative receivables and payables in the statement of net assets available for benefits. See Note 5 for a summary of the Plan's interest in the "Master Trust" which includes derivative instruments at December 31, 2004 and 2003. During 2003, all derivative transactions for the Plan were conducted through the Master Trust. See Note 5 for a further discussion of the Master Trust.

Foreign Exchange Contracts

A foreign exchange contract obligates one party to purchase and the other party to sell a specific currency at a set price on a future date. To hedge against foreign exchange rate risks on foreign currency denominated transactions and holdings, or for investment purposes, the Plan may buy or sell foreign forward exchange contracts.

The Plan's risks include giving up the opportunity for profit in a hedge transaction and unanticipated movements in the value of a foreign currency relative to the U.S. dollar in transactions entered into for investment purposes. The Plan is also subject to the credit risk that the counterparty to a foreign currency contract will not complete its obligation under the contract.

Options and Futures Contracts

By writing options, the Plan receives a premium and becomes obligated during the term of the option to purchase or sell a specified instrument at a set price if the option is exercised. By purchasing options, the Plan pays a premium to buy or sell a specified instrument at a set price during the term of the option.

Futures contracts are contracts for delayed delivery of specified instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Upon entering into an options or futures contract, the Plan is required to deposit either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. As these contracts are marked-to-market on daily basis, subsequent payments (variation margin) are made or received by the Plan each day.

The Plan is subject to option price volatility risk and the risk that the futures contract may not correlate with the prices of the portfolio securities. The Plan's activities in these contracts are conducted through regulated exchanges, which do not result in counterparty credit risks since the exchanges assume the default risk of the counterparty, and generally require margin deposits of cash or securities as collateral to minimize potential credit risk. Liquidity risk may arise if there is insufficient trading activity on the options and futures exchange.

A further risk in buying an option is that the Plan pays a premium whether or not the option is exercised. The risk in writing a call option is that the Plan gives up the opportunity for profit if the market price of the security increases and the option is exercised. The risk in writing a put option is that the Plan may incur a loss if the market price of the security decreases and the option is exercised. Risks may arise from movements in securities values and interest rates, and also the risk of not being able to enter into a closing transaction if a liquid secondary market does not exist.

7 Plan Expenses

Unless paid by the Contributing Employers, the Trustee will pay the expenses of the Plan using Plan assets. The following expenses are paid by the Plan: (a) taxes upon or with respect to the assets in the Trust Fund or related income, (b) brokerage costs, (c) other expenses in connection with the purchase and sale of assets by the managers of Funds, (d) fees paid for asset management or record keeping and (e) certain overhead expenses directly attributable to the administration of the Plan.

8 Trust Funds Transactions with Affiliated Parties

The following is a summary of transactions with parties affiliated with the Plan for the years ended December 31, 2004 and 2003:

For the Year Ended December 31, 2004	Aggregate Cost of Purchases	Aggregate Proceeds from Sales, Redemptions and Distributions to Participants
JPMorgan Domestic Liquidity Fund	$ 1,622,320,431	$ 1,625,137,736
JPMorgan Chase & Co. common stock	256,256,429	269,328,832
American Century International Small Cap Fund	29,499,453	18,333,113
American Century Capital Growth Fund (Formerly American Century Ultra Fund)	17,756,427	17,841,131
Funds managed by JPMorgan Fleming Asset Management (USA) Inc.:		
Stable Value Fund	737,898,042	662,276,418
Short-Term Fixed Income Fund	545,050,645	566,159,355
Small Cap Fund	518,017,564	1,077,099,857
Growth and Income Fund	35,465,594	42,474,174
International Large Cap Fund (managed by JPMorgan Fleming Asset Management (London Limited)	24,501,847	11,378,890

For the Year Ended December 31, 2003	Aggregate Cost of Purchases	Aggregate Proceeds from Sales, Redemptions and Distributions to Participants
JPMorgan Domestic Liquidity Fund	$ 1,186,936,705	$ 1,103,514,668
JPMorgan Chase & Co. common stock	292,993,438	276,092,026
JPMorgan U.S. Government Money Market Fund	192,763,504	280,750,768
American Century International Small Cap Fund	16,286,555	5,457,211
American Century Capital Growth Fund	15,883,398	14,896,805
(Formerly American Century Ultra Fund)		
Funds managed by JPMorgan Fleming Asset Management (USA) Inc.:		
Stable Value Fund	1,071,088,892	961,283,156
Short-Term Fixed Income Fund	511,414,843	550,271,392
Growth and Income Fund	34,758,474	35,192,654
Small Cap Fund	27,778,967	42,110,860
Large Cap Blend Fund	2,224,541	177,096,923
International Large Cap Fund (managed by JPMorgan Fleming Asset Management (London Limited)	17,804,541	12,248,542

9. Investments in Group Annuity Contracts Issued by Insurance Companies

The contract values of group annuity contracts with insurance companies held in the Stable Value Fund of the Plan at the December 31, 2004 and 2003 were $1,582,230,490 and $1,512,029,684, respectively. The projected fair values at December 31, 2004 and 2003 were $1,604,411,778 and $1,549,685,970, respectively. Each contract payment is projected based on December 31, 2004 and 2003, contract values using the contractually guaranteed rate as well as the duration of each payment. The projected payments are then discounted using December 31, 2004 and 2003, duration-matched swaps rates, which approximate the appropriate discount rates, for each payment.

Information with respect to group annuity contracts with insurance companies was as follows:

At December 31, 2004	JPMorgan Chase Plan Investment Contracts
Contract Value	$1,582,230,490
Projected Fair Value	$1,604,411,778
Crediting interest rate	5.06%
Average yield for the year ended December 31, 2004	5.25%
At December 31, 2003	
Contract Value	$1,512,029,684
Projected Fair Value	$1,549,685,970
Crediting interest rate	5.47%
Average yield for the year ended December 31, 2003	5.85%

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

10. Tax Status and Federal Income Taxes

On July 1, 2004, The JPMorgan Chase 401(k) Savings Plan received a favorable letter of determination from the IRS under Section 401(a) of the Code.

Participants currently pay no U.S. federal income tax on contributing employer contributions or income earned by the Trust. When a Participant, or his or her beneficiary or estate, receives a distribution under the Plan, the distribution is taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.

11. Net Assets Transferred to/from the Plan from/to Other Plans

Merger of JPMorgan Chase & Co. and Bank One Corporation and Transfer of Net Assets during 2004

Effective July 1, 2004, JPMorgan Chase & Co. and Bank One Corporation merged their holding companies. The combined company is known as JPMorgan Chase & Co. As a result of the merger, effective December 31, 2004, The Bank One Corporation Savings and Investment Plan ("Bank One Plan") merged with and into the Plan, and all assets and liabilities of the Bank One Plan were transferred to the Plan. The transfer of net assets of $3,532,561,777 is shown on the accompanying statements of changes in net assets available for benefits as "Transfers from other plans, net." The Plan had no other transfers of net assets during 2004.

Transfer of Net Assets during 2003

During 2003, the Plan received cash in the amount of $437,660 from Ord Minnett in respect of certain former employees of The Robert Fleming Inc. ("Robert Fleming") which was acquired by JPMorgan Chase during 2000. This amount represented residual balances in respect of former employees of Robert Fleming who participated in The Robert Fleming Inc. Savings & Retirement Plan.

12. Credit Risk Concentrations

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across 22 investment fund elections. Additionally, the investments within each fund election are further diversified into various financial instruments, with the exception of the JPMorgan Chase Common Stock Fund, which invests primarily in JPMorgan Chase & Co. common stock. The Plan's exposure to credit risk on guaranteed investment contracts is limited to the fair value of the contracts with each counterparty.

13. Plan Termination

JPMorgan Chase reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants' accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Assets (Held at End of Year) at December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4i)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	**JPMorgan Chase & Co. common stock**	Common stock, 88,695,982 shares	$2,848,089,052	$3,460,030,273
	Registered Investment Companies (Mutual Funds):			
*	American Century Mutual Funds Inc. Ultra Instl Fund	4,849,688 units	130,425,397	144,569,197
*	American Century World Mutual Fund Intl Discovery	5,225,327 units	61,557,698	70,750,931
*	American Funds Europacific Growth Fund	400,559 units	12,944,180	14,267,900
*	JPM Select Growth and Income Select Shares	10,417,387 units	435,180,676	476,178,750
*	JPM Select Group - Select Equity Fund	12,472,871 units	560,738,367	542,070,956
*	One Group Bond Fund	13,523,861 units	144,217,222	147,680,557
*	One Group Conservative Growth Fund	4,064,783 units	43,376,668	45,037,796
*	One Group Diversified Equity Fund	6,974,858 units	88,220,179	85,511,755
*	One Group Equity Index Fund	9,444,543 units	270,114,497	260,574,948
*	One Group Income Bond Fund	2,653,223 units	21,142,940	21,093,124
*	One Group Investor Growth & Income Fund	11,382,570 units	138,591,836	147,631,936
*	One Group Large-Cap Growth Fund	10,003,925 units	201,859,155	151,959,622
*	One Group Market Expansion Index Fund	3,528,779 units	34,633,474	41,145,559
*	One Group Mid-Cap Growth Fund	6,647,353 units	148,589,827	159,868,830
*	One Group Mid-Cap Value Fund	3,102,247 units	48,160,914	56,336,798
*	One Group Prime Money Market Fund	303,159,079 units	302,879,155	302,879,155
*	One Group Small-Cap Growth Fund	3,030,394 units	32,251,187	39,364,816
*	Putnam Asset Allocation Growth Fund	12,166,313 units	138,571,767	136,019,382
*	Putnam Equity Income Fund	1,828,535 units	26,951,026	31,853,080
*	Putnam International Equity Fund	5,298,244 units	106,536,687	126,151,194
*	Putnam Small-Cap Value Fund	2,978,886 units	48,612,745	57,879,755
*	Putnam Voyager Fund	10,396,488 units	187,578,113	178,195,804
	Total Registered Investment Companies (Mutual Funds)		3,183,133,710	3,237,021,845
	Master Trust Funds:			
*	Chase GT Alliance Bernstein Trust Unit	5,991,446 units	56,833,230	68,214,409
*	Chase GT Ariel Trust Unit	10,875,575 units	115,574,969	144,087,230
*	Chase GT Janus Trust Unit	4,527,074 units	39,671,995	46,409,748
*	JPMC GT Causeway Capital Unit	1 unit	10	10
*	JPMC GT JPMFAM International Unit	24,688,973 units	185,374,733	224,968,388
	Master Trust Funds (continued):			
*	JPMC GT Mackay Shields Unit	6,635,359 units	$ 87,809,363	$ 107,901,560

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Assets (Held at End of Year) at December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4i)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	JPMC GT Western Asset GIP Unit	4,359,724 units	45,010,118	46,902,342
*	JPMC GT Western Asset Unit	21,751,705 units	303,317,802	327,232,646
	Total Master Trust Funds		833,592,220	965,716,333
	Common/Collective Trust Funds:			
	BGI EAFE Index Fund	3,562,003 units	55,514,038	75,906,285
	BGI Equity Index Fund	51,968,426 units	821,995,097	885,022,293
	BGI Russell 1000 Growth Index Fund	14,577,206 units	112,174,355	107,434,007
	BGI Russell 1000 Value Fund	10,648,408 units	105,284,403	131,081,902
	BGI Russell 2000 Index Fund	5,212,873 units	65,217,914	84,292,152
*	JPMorgan Domestic Liquidity Fund	136,864,620 units	136,864,620	136,864,620
*	MGT Liquidity Fund	234 units	234	234
	Miscellaneous Income	1 unit	-	1
	Total Common/Collective Trust Funds		1,297,050,661	1,420,601,494
**	**Guaranteed Investment Contracts:**			
	American International Group	GIC # 496672, 0.00%, due 12/31/49, 491,899,759	491,899,759	491,899,759
	JPMorgan/Bank of America	# 01-001/10051-5, 491,962,062	491,962,062	491,962,062
	JPMorgan/State Street Bank	# 101004/10051-5, 491,961,382	491,961,382	491,961,382
	Met Life Insurance Company	GIC # 25646, 19,768,791	19,768,791	19,768,791
	Monumental Life Insurance Company	Monthly variable, due 12/31/49, 18,403,143	18,403,143	18,403,143
	New York Life Insurance Company	GIC # 31021, Monthly variable, due 12/31/49, 43,555,111	43,555,111	43,555,111
	Pruco Life Insurance Company	Pruco GIC # GA 10066, Monthly Variable, due 12/31/49, 24,680,242	24,680,242	24,680,242
	Total Guaranteed Investment Contracts		1,582,230,490	1,582,230,490
	Corporate Debt Instruments:			
	AB Spintab Swed	Zero-coupon, due 2/09/05, 3,400,000	$ 3,391,492	$ 3,391,492
	Allied Irish Banks NA Zcp	Zero-coupon, due 2/02/05, 4,000,000	3,991,971	3,991,971
	Altamira Funding LLC Corp.	Zero-coupon, due 1/21/05, 2,000,000	1,997,356	1,997,356

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Assets (Held at End of Year) at December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4i)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	American Express Credit Account Master Trust	Monthly Floating, due 2/15/08, 900,000	900,352	900,244
	American Express Master Trust	Semi-Annual, 6.875%, due 11/01/05, 1,810,000	1,876,671	1,864,139
	American Express Master Card Series 2002	Monthly Floating, due 5/15/06, 1,000,000	1,000,381	1,000,321
	Americredit Automobile Receivables 2004-1 Bkd.	Monthly, 2.31%, due 8/06/07, 350,000	349,016	349,005
	Americredit Automobile Receivables Trust	Monthly, 4.46%, due 4/12/09, 550,000	560,387	556,396
	Americredit Automobile Receivables Trust	Monthly, 3.1%, due 11/06/09, 700,000	698,253	698,249
	Americredit Automobile Receivables Trust	Monthly, 1.67%, due 10/06/06, 13,227	13,223	13,226
	Americredit Automobile Receivables Trust	Monthly Floating, due 03/06/07, 360,507	360,858	360,869
	Americredit Automobile Receivables Trust 2002-A A-3	Monthly Floating, due 10/12/06, 103,635	103,670	103,640
	Amsterdam Funding Corp.	Zero-coupon, due 1/19/05, 2,000,000	1,997,660	1,997,660
	Austra Corp.	Zero-coupon, due 1/6/05, 2,000,000	1,999,364	1,999,364
	Banco Bilbao Vizcaya NY	Quarterly Floating, due 3/24/05, 2,500,000	2,499,605	2,499,605
	Banque ET Caisse Corp.	Zero-coupon, due 2/2/05, 1,550,000	1,546,845	1,546,845
	Barton Capital Corp.	Zero-coupon, due 1/5/05, 2,000,000	1,999,489	1,999,489
	BMW Vehicle Owner Trust	Monthly, 1.94%, due 2/25/07, 685,719	683,451	682,593
	Cafco LLC Corp.	Zero-coupon, due 2/9/05, 4,000,000	3,989,903	3,989,903
	Capital Auto Receivables Asset Trust 3.5	Monthly, 3.58%, due 10/16/06, 1,585,278	1,596,398	1,589,937
	Capital One Master Trust A-2002-3A 15/FE	Monthly Floating, due 2/15/08, 2,000,000	2,000,935	1,998,724
	Carmax Auto Trust 2001-2 01-2 A-4	Monthly, 3.94%, due 12/15/06, 1,384,686	1,393,459	1,388,498
	CBA (DE) Finance Inc. Corp.	Zero-coupon, due 3/2/05, 1,750,000	1,743,088	1,743,088
	Charta, LLC Zcp	Zero-coupon, due 3/7/05, 4,000,000	3,982,811	3,982,811
	CIT Group Inc.	Semi-Annual, 7.625%, due 8/16/05, 500,000	515,941	514,404
	CIT Group Inc. Senior Notes	Semi-Annual, 4.125%, due 2/21/06, 2,000,000	2,020,790	2,020,324
	CitiBank Credit Card Issuance Trust 4.4	Semi-Annual, 4.40%, due 5/15/07, 1,000,000	1,012,744	1,006,282
	Citigroup Inc.	Semi-Annual, 4.125%, due 6/30/05, 850,000	859,852	855,464
	Citigroup Inc.	Semi-Annual, 6.75%, due 12/01/05, 3,000,000	3,103,818	3,095,802
	Coast Asset Corp.	Zero-coupon, due 1/10/05, 2,000,000	1,998,825	1,998,825
	Comed Financing I	Quarterly, 5.44%, due 3/25/07, 399,289	407,144	402,026
	Connecticut RRB Special Purpose Trust CL	Quarterly, 5.36%, due 3/30/07, 273,746	280,181	275,708
	Corporate Debt Instruments (continued):			
	Cpl Transition Funding, LLC	Semi-Annual, 3.54%, due 1/15/07, 546,936	$ 553,590	$ 547,063
	CRC Funding, LLC	Zero-coupon, due 2/22/05, 4,000,000	3,986,422	3,986,422
	Credit Suisse FST NY	Quarterly Floating, due 12/29/05, 1,000,000	1,000,000	999,976
	Crown Point Cap Co.	Zero-coupon, due 1/25/05, 4,000,000	3,993,707	3,993,707
	DaimlerChrysler Auto Trust 2001-D 01-D A-4	Monthly, 3.78%, due 2/06/07, 390,930	393,245	392,106

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Assets (Held at End of Year) at December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4i)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	DaimlerChrysler Auto Trust 01-B A-4	Monthly, 5.32%, due 9/06/06, 781,421	788,937	784,334
	DaimlerChrysler Auto Trust 01-C A-4	Monthly, 4.63%, due 12/06/06, 365,281	368,304	367,060
	DaimlerChrysler Auto Trust 2002-A A-4	Monthly, 4.49%, due 10/06/08, 500,000	503,859	503,085
	Dexia Delaware LLC	Zero-coupon, due 2/17/05, 2,950,000	2,940,949	2,940,949
	Discover Card Master Trust I SR 96-4	Monthly Floating, due 11/15/07, 2,000,000	2,002,577	2,001,354
	Erasmus Capital Corp.	Zero-coupon, due 1/06/05, 2,000,000	1,999,361	1,999,361
	Fleet Credit Card Master Trust 00-C A	Monthly, 7.02%, due 2/15/08, 1,950,000	2,021,857	2,000,160
	Ford Credit Auto Trust 2001-E 01-E A-4	Monthly, 4.01%, due 3/15/06, 459,946	462,639	460,762
	Ford Credit Auto Trust 2002-A 2002-A A-4	Monthly, 4.36%, due 9/15/06, 497,944	502,586	500,198
	Franklin Auto Trust 2003-1 CL A3	Monthly, 1.65%, due 7/20/07, 1,685,409	1,681,053	1,678,035
	General Electric Capital Corp.	Semi-Annual, 6.80%, due 11/01/05, 1,750,000	1,811,270	1,803,025
	George St Finance, LLC	Zero-coupon, due 1/12/05, 2,000,000	1,998,564	1,998,564
	Goldman Sachs & Co.	Quarterly Floating, due 4/05/06, 1,700,000	1,700,000	1,699,976
	Government of Quebec	Zero-coupon, due 1/11/05, 2,500,000	2,499,062	2,499,062
	Grampian Funding Ltd, LLC	Zero-coupon, due 1/28/05, 4,000,000	3,993,820	3,993,820
	GS Auto Loan Trust	Monthly, 1.5%, due 9/15/06, 1,492,926	1,489,036	1,487,622
	Honda Auto Receivables Owner	Monthly, 4.49%, due 9/17/07, 920,000	932,395	926,360
	Honda Auto Receivables Owner Trust	Monthly, 1.92%, due 11/20/06, 730,437	729,213	727,942
	Household Automotive Trust	Monthly, 2.85%, due 3/19/07, 435,703	436,426	436,109
	Household Automotive Trust 01-2 A-4	Monthly, 5.39%, due 8/17/08, 330,038	334,849	334,920
	Household Automotive Trust 01-3 A-4	Monthly, 4.37%, due 12/17/08, 1,245,000	1,264,745	1,251,884
	Household Finance Corp.	Semi-Annual, 6.50%, due 1/24/06, 4,000,000	4,147,873	4,135,072
	Hyundai Auto Recievables Trust 2003-A	Monthly, 1.56%, due 9/15/06, 1,315,967	1,311,681	1,311,772
	Kittyhawk Funding Corp.	Zero-coupon, due 1/5/05, 2,000,000	1,999,480	1,999,480
	LandesBank Baden-Wur CD	Monthly Floating, due 3/29/05, 2,000,000	1,999,712	1,999,712
	Lehman Brothers Holdings, Inc.	Semi-Annual, 8.75%, due 3/15/05, 1,750,000	1,774,040	1,769,702
	Liberty Funding Corp.	Zero-coupon, due 1/13/05, 2,000,000	1,998,437	1,998,437
	Corporate Debt Instruments (continued):			
	Liberty Funding Corp.	Zero-coupon, due 1/26/05, 4,000,000	$ 3,993,472	$ 3,993,472
	Long Lane Master Trust	Zero-coupon, due 1/6/05, 2,000,000	1,999,361	1,999,361
	M & I Marshall & Isley Bank CD	Semi-Annual, 1.568%, due 3/10/05, 1,900,000	1,899,743	1,898,366
	Market St. Funding Corp.	Zero-coupon, due 1/19/05, 2,000,000	1,997,640	1,997,640
	MBNA Master Credit Card Trust II 95-C A	Monthly, 6.45%, due 2/15/08, 2,000,000	2,045,598	2,032,839
	Merrill Lynch & Co., Inc.	Semi-Annual, 6.15%, due 1/26/06, 2,000,000	2,070,300	2,059,590
	Merrill Lynch & Co., Inc.	Semi-Annual, 7.00%, due 3/15/06, 2,796,000	2,939,548	2,922,603

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Assets (Held at End of Year) at December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4i)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Metropolitan Life Global	Quarterly Floating, due 8/26/05, 2,500,000	2,501,174	2,500,955
	Monumental Global Fdg.	Quarterly Floating, due 7/06/05, 950,000	950,000	950,219
	Morgan Stanley	Semi-Annual, 7.75%, due 6/15/05, 1,000,000	1,026,548	1,021,825
	Newport Funding Corp.	Zero-coupon, due 1/24/05, 4,000,000	3,994,736	3,994,736
	Nissan Auto Receivables 01-C A-4	Monthly, 4.80%, due 2/15/07, 323,110	330,398	323,742
	Nissan Auto Receivables Owner Trust	Monthly, 1.4%, due 7/17/06, 491,162	488,821	488,881
	Nissan Auto Receivables Owner Trust 2002-B	Monthly, 4.6%, due 9/17/07, 437,548	442,486	440,470
	Nissan Auto Receivables Owner Trust 2003-A	Monthly, 1.89%, due 12/15/06, 748,156	746,918	745,182
	Northern Rock Plc.	Quarterly Floating, due 4/21/06, 2,450,000	2,450,000	2,449,596
	Onyx Acceptance Auto Trust	Monthly, 2.19%, due 3/17/08, 255,000	252,709	252,348
	Onyx Acceptance Owner Trust 02-C A-4	Monthly, 4.07%, due 4/15/09, 200,000	201,469	201,273
	Onyx Acceptance Owner Trust 2002-A A-4	Monthly, 4.6%, due 10/15/08, 383,551	386,607	386,709
	Paradigm Funding LLC	Zero-coupon, due 1/10/05, 1,500,000	1,499,130	1,499,130
	Perry Glb Funding Ltd, LLC	Zero-coupon, due 1/13/05, 2,000,000	1,998,433	1,998,433
	Polonius Inc.	Zero-coupon, due 1/7/05, 1,600,000	1,599,392	1,599,392
	PP&L Transition Bond Company, LLC 99-1 A	Quarterly, 6.83%, due 03/25/07, 173,151	177,191	174,908
	Premier Cru Funding Corp.	Zero-coupon, due 1/28/05, 2,000,000	1,996,385	1,996,385
	Principal Life Inc. Funding	Quarterly Floating, due 10/14/05, 2,700,000	2,700,000	2,699,684
	Protective Life U S Funding Trust CTFO2 Flt 144	Quarterly Floating, due 2/04/05, 1,900,000	1,900,349	1,899,839
	Protective Life U S Funding Trust CTFO3 Flt 144	Quarterly Floating, due 2/17/06, 1,990,000	1,994,224	1,993,964
	PSE&G Transition Funding, LLG	Quarterly, 5.74%, due 03/15/07, 184,783	189,799	186,040
	Regency Markets No 1 L	Zero-coupon, due 1/7/05, 2,000,000	1,999,210	1,999,210
	Regions Auto Receivables Trust 2003-2 A	Monthly, 1.63%, due 8/15/06, 949,364	947,889	947,251
	Santander Cntl. Hispano	Zero-coupon, due 1/11/05, 2,000,000	1,998,711	1,998,711
	SBC Communications, Inc.	Semi-Annual, 5.75%, due 5/02/06, 1,900,000	1,960,819	1,960,916
	Corporate Debt Instruments (continued):			
	Scaldis & Scaldis Jo.	Zero-coupon, due 1/21/05, 4,000,000	$ 3,994,778	$ 3,994,778
	Shefield Receivables Zcp	Zero-coupon, due 1/3/05, 2,000,000	1,999,739	1,999,739
	Silver Tower U. S. Funding LLC.	Zero-coupon, due 1/26/05, 1,650,000	1,647,601	1,647,601
	Standard Credit Card Master Trust	Semi-Annual, 8.25%, due 1/07/07, 2,000,000	2,011,729	2,001,200
	Surrey Funding Corp.	Zero-coupon, due 1/6/05, 2,000,000	1,999,355	1,999,355
	Sydney Capital Corp.	Zero-coupon, due 1/19/05, 1,800,000	1,797,876	1,797,876
	Three Pillars Funding Corp.	Zero-coupon, due 1/10/05, 2,000,000	1,998,830	1,998,830
	Thunder Bay Funding LLC.	Zero-coupon, due 1/21/05, 2,000,000	1,997,400	1,997,400
	Toyota Auto Receivables 2002-C A-3 15/NO	Monthly, 2.65%, due 11/15/06, 397,635	397,980	397,372

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Assets (Held at End of Year) at December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4i)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Toyota Auto Receivables Owner Trust	Monthly, 1.69%, due 3/15/07, 584,449	580,932	580,402
	Toyota Auto Receivables Owner Trust 8923	Monthly, 1.43%, due 2/15/06, 208,844	208,629	208,586
	Triad Auto Receivable Owner Trust 2003-B CL A2	Monthly, 1.66%, due 2/12/07, 444,718	443,973	443,466
	Triad Auto Receivable Owner Trust 2004	Monthly, 1.41%, due 9/12/07, 835,564	830,536	829,252
	Unilever Capital Corp.	Semi-Annual, 6.875%, due 11/01/05, 2,000,000	2,069,501	2,061,850
	US Bk National Assn	1.2%, due 3/11/05, 3,450,000	3,449,194	3,441,841
	USAA Auto Owner Trust 2003-1	Monthly, 1.58%, due 6/15/07, 1,861,936	1,852,597	1,848,649
	Verizon Global Funding Corp.	Semi-Annual, 6.75%, due 12/01/05, 1,752,000	1,814,942	1,808,698
	Victory Receivables	Zero-coupon, due 1/3/05, 2,000,000	1,999,743	1,999,743
	Volkswagen Auto Lease Trust 2002-A	Monthly, 2.75%, due 12/20/07, 2,000,000	2,005,703	1,998,157
	Wachovia Corp.	Semi-Annual, 7.45%, due 7/15/05, 1,000,000	1,029,635	1,023,197
	Washington Mutual Bank	Quarterly Floating, due 8/18/05, 2,000,000	2,000,000	2,000,000
	Waterfront Funding Corp.	Zero-coupon, due 1/6/05, 2,000,000	1,999,364	1,999,364
	Wells Fargo & Co.	Semi-Annual, 5.9%, due 5/21/06, 1,500,000	1,557,547	1,554,677
	WFS Financial Owner Trust	Monthly, 2.76%, due 2/20/07, 177,267	179,184	177,218
	WFS Financial Owner Trust	Quarterly, 3.81%, due 2/20/07, 190,940	191,894	191,463
	WFS Financial Owner Trust 2003-4 A-3	Monthly, 2.39%, due 1/22/08, 800,000	796,011	796,592
	WFS Financial Owner Trust 2004-2	Monthly, 2.03%, due 10/22/07, 822,808	819,658	818,337
	World Omni Auto Trust 2002-A	Monthly, 4.05%, due 7/15/09, 2,000,000	2,015,230	2,014,252
	Yorktown Capital, LLC	Zero-coupon, due 1/21/05, 2,000,000	1,997,389	1,997,389
	Total Corporate Debt Instruments		201,861,632	201,583,245
	Loans to Plan Participants:			
	Loans to Participants	Interest rate range: 4.00% - 5.25%	$ 278,214,357	$ 278,214,357
	Total Loans to Plan Participants		278,214,357	278,214,357
	United States Government-sponsored enterprise obligations:			
	Fannie Mae	Zero-coupon, due 1/18/05, 5,000,000	4,994,664	4,994,664
	Federal Home Loan Banks Consolidated Bonds Variable	Quarterly Floating, due 9/08/05, 4,300,000	4,298,396	4,299,377
	Federal Home Loan Mortgage Corporation Mtn Call	Quarterly Floating, due 1/27/06, 400,000	400,092	399,891
	Federal Home Loan Mtg. Corp. Disc. Note	Zero-coupon, due 1/25/05, 5,200,000	5,193,552	5,193,552
	Federal Home Loan Mtg. Corp. Disc. Note	Zero-coupon, due 1/28/05, 7,000,000	6,988,188	6,988,188
	Federal Home Loan Mtg. Corp. Disc. Note	Zero-coupon, due 5/31/05, 3,000,000	2,974,766	2,974,766
	Federal National Mtg. Assn. Disc. Note	Zero-coupon, due 1/26/05, 5,200,000	5,193,283	5,193,283

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Assets (Held at End of Year) at December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4i)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Federal National Mtg. Assn. Disc. Note	Zero-coupon, due 5/27/05, 5,000,000	4,958,430	4,958,430
	Total United States Government-sponsored enterprise obligations		35,001,371	35,002,151
	Money Market Funds:			
	Barclays Domiciled Money Market Fund	12 units	12	12
	Certificates of Deposit:			
	BNP Paribas NY Branch	2.065%, due 1/28/2005, 4,700,000	4,699,042	4,699,042
	Caixa Geral De Depos	Quarterly Floating, due 12/19/05, 4,550,000	4,547,206	4,546,650
	Canadian Imperial Bank	1.37%, due 2/04/2005, 2,000,000	1,999,981	1,999,981
	Credit Suis First Bost NY	Quarterly Floating, due 3/21/06, 3,100,000	3,100,000	3,100,000
	Fortis Bank NY	2.18%, due 7/01/2005, 1,800,000	1,799,821	1,799,821
	Manufacturers & Trad	Monthly Floating, due 9/23/05, 1,700,000	1,699,073	1,699,073
	Manufacturers & Trad CD Var	Quarterly Floating, due 6/15/05, 1,200,000	1,199,574	1,199,574
	State Street Bank & Trust	2.06%, due 1/03/05, 4,000,000	4,000,000	4,000,000
	Total Certificates of Deposit		23,044,697	23,044,141
	Total Investments		$ 10,282,218,202	$ 11,203,444,341

* Party-in-interest investments
** Interest rate is net of administrative service fees.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar Party	(b) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(c) Cost of acquisitions	(d) Proceeds of dispositions
Corporate Debt Instruments - All Other			
Americredit Automobile Receivables Trust	Monthly Floating, due 7/06/05, 202,365	$ 202,397	$ 202,365
Ariesone Matflio Corporation Discounted Note	Zero Coupon, due 6/11/04, 2,000,000	1,998,308	1,999,942
Capital Auto Receivables	Monthly, 3.82%, due 7/15/05, 575,926	578,693	575,926
Caterpillar Financial Asset Trust 2003-A	Monthly, 1.25%, due 10/25/05, 457,340	457,349	457,340
Credit Suisse First NY	Quarterly Floating, due 7/08/05, 3,400,000	3,400,000	3,401,387
Credit Suisse First NY	Quarterly Floating, due 12/28/05, 1,000,000	1,000,000	1,000,000
DaimlerChrysler Auto Trust Series 2002	Monthly, 2.07% , due 6/08/05, 1,955,714	1,956,478	1,955,714
DaimlerChrysler Auto Trust 01-A A-4	Monthly, 5.4%, due 3/06/06, 142,416	143,340	142,416
First Boston Corp	Semi-Annual, due 3/21/06, 3,100,000	3,100,000	3,100,000
Ford Credit Auto Owner Trust	Monthly Floating, due 3/15/05, 460,561	460,903	460,561
Ford Credit Auto Owner Trust	Monthly, due 2/15/05, 719,214	721,799	719,214
Franklin Auto Trust 2002-1	Monthly, due 11/20/06, 1,925,885	1,944,992	1,925,885
Gemini Securitization Corp	Zero Coupon, due 6/11/04, 2,000,000	1,998,398	1,999,943
Goldman Sachs & Co	Semi-Annual Floating, due 4/05/06, 1,700,000	1,700,000	1,700,000
Goldman Sachs Group, Inc.	Quarterly Floating, due 4/11/08, 10,000,000	10,000,000	10,000,000
Goldman Sachs Group Mtn Be 144A VR	Quarterly Floating, due 3/15/05, 1,000,000	1,000,000	1,003,076
Regency Mrkts No 1	Zero Coupon, due 12/16/04, 1,000,000	998,275	999,874
Tasman Funding LLC Corp Commercial	Zero Coupon, due 6/11/04, 2,000,000	1,998,267	1,999,940
Toyota Auto Receivables 2001-C	Monthly, due 9/15/08, 101,739	102,185	101,739
Corporate Stock - Common			
Advanced Medical Optics Inc	100,300 shares	4,117,315	4,169,240
Alabama National Bancorporation	43,100 shares	2,718,748	2,704,344
Albemarle Corp	131,100 shares	5,181,072	5,107,536
Alexandria Real Estate Equities	62,700 shares	4,591,521	4,544,675
Alliant Tech Systems, Inc	77,800 shares	5,186,926	5,030,932
American States Water Co.	81,600 shares	2,038,368	1,950,944
Amerigroup Corp.	54,600 shares	3,897,894	3,915,610
Ametek, Inc.	143,400 shares	4,651,896	4,759,094
Anixter International, Inc.	137,300 shares	5,195,432	5,080,035
Applebee's International, Inc.	86,600 shares	2,243,806	2,215,609
Corporate Stock - Common - (continued)			
Aptargroup, Inc.	101,900 shares	$ 5,284,534	$ 5,173,801

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar Party	(b) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(c) Cost of acquisitions	(d) Proceeds of dispositions
Aqua America, Inc.	147,900 shares	3,527,415	3,416,410
Argosy Gaming Co.	125,600 shares	5,821,560	5,799,131
Arkansas Best Corp.	115,800 shares	5,054,670	5,036,332
Atmos Energy Corp.	72,300 shares	1,931,133	1,929,149
Avocent Corp.	101,100 shares	3,978,285	3,822,502
Axcelis Technologies, Inc.	226,900 shares	1,853,773	1,784,118
Bandag, Inc.	96,000 shares	4,854,720	4,705,234
Bank of the Ozarks	62,800 shares	2,244,472	2,197,178
Banta Corp.	84,900 shares	3,778,050	3,770,960
Boston Private Financial Holdings, Inc.	84,900 shares	2,310,129	2,242,157
Boyd Gaming Corp.	164,300 shares	6,159,607	6,005,094
Brady Corp. 'A'	59,300 shares	3,620,858	3,576,299
Caci International, Inc.	101,100 shares	6,667,545	6,769,708
Calamos Asset Management, Inc.	206,200 shares	5,020,970	4,938,374
Century Aluminium	59,800 shares	1,486,628	1,388,524
Chico's Fas, Inc.	53,800 shares	2,313,938	2,312,880
Church & Dwight	170,100 shares	5,359,851	5,249,044
Cleveland Cliffs, Inc.	42,700 shares	3,992,450	3,875,788
Commercial Metals Co.	147,900 shares	6,278,355	6,010,849
Commscope, Inc.	170,100 shares	3,248,910	3,159,168
Cooper Cos, Inc.	75,300 shares	5,298,861	5,229,463
Curtiss-Wright Corp.	94,200 shares	5,417,442	5,134,162
Cymer, Inc.	53,500 shares	1,834,515	1,700,725
Datascope Corp.	61,000 shares	2,444,880	2,445,723
Digitas, Inc.	125,300 shares	1,250,494	1,227,911
Direct General Corp.	23,500 shares	698,890	697,816
East West Bancorp, Inc.	211,400 shares	8,847,090	8,639,716
EGL, Inc.	177,600 shares	5,793,312	5,766,537
Emmis Communications Corp.	170,600 shares	3,123,686	3,095,646
Filenet Corp.	159,000 shares	4,439,280	4,283,360
Corporate Stock - Common - (continued)			
Finish Line, Inc.	146,000 shares	$ 2,629,460	$ 2,606,039
FMC Technologies, Inc.	126,600 shares	4,051,200	3,899,189
Fossil, Inc.	193,300 shares	4,863,428	4,793,728

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar Party	(b) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(c) Cost of acquisitions	(d) Proceeds of dispositions
FSI International	232,000 shares	1,048,640	980,617
Genesco, Inc.	98,800 shares	2,822,716	2,786,522
Georgia Gulf Corp.	141,800 shares	8,001,774	6,860,468
Hancock Holding Co.	122,600 shares	4,119,360	4,109,104
HILB Rogal & Hobbs Co.	96,400 shares	3,393,280	3,378,635
Hudson UTD Bancorp	122,400 shares	4,871,520	4,746,605
Hyperion Solutions	84,300 shares	3,833,964	3,647,526
IDEX Corp.	163,100 shares	6,532,155	6,502,645
IDEXX Laboratories, Inc.	50,800 shares	2,586,228	2,565,465
Imation Corp.	61,600 shares	1,966,272	1,915,099
Inter Tel, Inc.	98,200 shares	2,864,494	2,868,821
Intergraph Corp.	175,000 shares	4,571,000	4,487,057
International Rectifier Corp.	66,300 shares	2,971,566	2,840,889
Invacare Corp.	108,800 shares	5,521,600	5,515,833
Jacuzzi Brands, Inc.	124,400 shares	1,168,116	1,080,034
Jarden Corp.	159,600 shares	6,324,948	6,119,863
Jones Lang Lasalle, Inc.	135,300 shares	5,137,341	5,088,118
Kaydon Corp.	141,300 shares	4,617,684	4,611,924
Kennametal, Inc.	54,300 shares	2,729,118	2,724,115
Kenneth Cole Productions, Inc.	137,400 shares	3,990,096	3,819,551
Kindred Healthcare, Inc.	161,800 shares	4,350,802	4,369,032
La Quinta Properties, Inc.	267,200 shares	2,223,104	2,214,028
Landstar Systems, Inc.	94,000 shares	6,629,820	6,770,417
Lithia Motors, Inc.	91,000 shares	2,281,370	2,226,428
Lone Star Steakhouse & Saloon, Inc.	192,700 shares	5,206,754	5,121,674
Lubys, Inc.	12,400 shares	94,488	91,262
Manitowoc Co., Inc.	144,200 shares	5,367,124	5,453,474
Maverick Tube Corp.	99,700 shares	3,058,796	2,951,051
Corporate Stock - Common - (continued)			
MB Financial, Inc.	47,300 shares	$ 1,987,073	$ 1,944,881
Medicines Co.	144,900 shares	3,831,156	3,975,963
Mens Wearhouse	112,100 shares	3,654,460	3,655,788
Mercantile Bank Corp.	13,100 shares	550,069	554,692
Micros Systems, Inc.	107,700 shares	8,001,033	8,052,541

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar Party	(b) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(c) Cost of acquisitions	(d) Proceeds of dispositions
MPS Group, Inc.	460,600 shares	5,002,116	4,868,428
MSC Software Corp.	244,000 shares	2,386,320	2,430,183
New Jersey Resources Corp.	57,700 shares	2,516,297	2,456,350
Ocular Sciences, Inc.	79,900 shares	3,893,527	3,851,090
Oshkosh Truck Corp.	81,100 shares	5,137,685	5,134,712
Papa Johns International, Inc.	149,400 shares	5,131,890	4,993,400
Patina Oil & Gas Corp.	121,300 shares	3,847,636	3,699,563
Paxar Corp.	262,200 shares	6,271,824	5,954,619
Philadelphia Consolidated Holdings	42,400 shares	2,797,128	2,775,419
Plains Exploration & Production	264,200 shares	6,708,038	6,538,797
Platinum Underwriters Holdings Ltd.	142,600 shares	4,275,148	4,268,149
Polaris Industries, Inc.	50,200 shares	3,332,276	3,328,182
PSS World Medical, Inc.	458,800 shares	5,881,816	5,688,872
Quiksilver, Inc.	230,600 shares	6,906,470	6,852,612
Regal-Beloit Corp.	106,200 shares	2,982,096	2,896,420
Regis Corp.	81,600 shares	3,690,768	3,700,446
Respironics, Inc.	38,700 shares	2,094,444	2,101,361
School Speciality, Inc.	109,700 shares	4,169,697	4,249,679
Scotts Miracle Gro Co.	66,800 shares	4,580,476	4,593,974
Serological Corp.	125,100 shares	2,981,133	2,883,488
Sierra Health Services, Inc.	92,500 shares	5,183,700	5,187,108
Sinclair Broadcast Group, Inc.	243,200 shares	2,006,400	1,943,218
South Financial Group, Inc.	77,500 shares	2,449,775	2,342,555
Southwestern Energy Co.	142,800 shares	7,439,880	7,089,727
Spartech Corp.	123,700 shares	3,380,721	3,129,098
St. Mary Land & Exploration	136,400 shares	5,533,748	5,361,759
Corporate Stock - Common - (continued)			
Standard Microsystems Corp.	118,700 shares	$ 2,808,442	$ 2,698,535
Sterling Bancshares, Inc.	171,700 shares	2,498,235	2,422,602
Sybron Dental Specialties, Inc.	132,800 shares	4,705,104	4,694,081
Timberland Co.	79,200 shares	5,189,184	5,144,801
Toro Co.	66,500 shares	4,907,700	5,141,314
Unova, Inc.	106,100 shares	2,461,520	2,423,259
UTI Worldwide, Inc.	98,900 shares	6,840,913	6,924,608

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar Party	(b) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(c) Cost of acquisitions	(d) Proceeds of dispositions
Varco International, Inc.	102,200 shares	2,879,996	2,824,742
Varian Semiconduct Equipment Assoc., Inc.	112,500 shares	4,471,875	4,237,776
Wabtec Corp.	236,600 shares	4,665,752	4,556,024
Waste Connections, Inc.	161,600 shares	5,576,816	5,696,266
Watsco, Inc.	161,100 shares	5,359,797	5,177,608
Wausau Industries, Inc.	145,200 shares	2,700,720	2,512,166
Winnebago Industries, Inc.	69,100 shares	2,681,771	2,750,807
Wintrust Financial Corp.	49,800 shares	3,066,684	3,016,813
Zebra Technologies	57,700 shares	3,017,710	2,917,173
Futures Contracts:			
Dec 04 Russell 2000 IDX-CME Future Long	Ex 12/31/04, 500, 1,526.000	-	10,443,078
Mar 05 Russell 2000 IDX-CME Future Long	Ex 3/31/05, 500, 204.000	-	958,137

****

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Plan number: 002 - EIN: 13/4994650

Schedule of Reportable Transactions
For the Year Ended December 31, 2004
(IRS Form 5500 - Schedule H - Part IV - Line 4j)

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Single Transactions - Schedule H, Part IV, Line 4J							
*	JPMorgan Domestic Liquidity Fund	$ 1.00	$ -	$ -	$ 380,176,870	$ 380,176,870	$ -
Series of Transactions - Schedule H, Part IV Line 4J							
*	JPMorgan Chase & Co. Common Stock, 72 buys	various		199,149	256,256,429	256,057,286	-
*	JPMorgan Chase & Co. Common Stock, 94 sells		various	217,013	254,588,239	269,328,832	14,523,580
*	JPMorgan Domestic Liquidity Fund, 555 buys	1.00		-	1,622,320,431	1,622,320,431	-
*	JPMorgan Domestic Liquidity Fund, 510 sells		1.00	-	1,625,137,736	1,625,137,736	-
*	JPMorgan Select Small Cap/Mutual FD Select Group, 17 buys	various		-	565,546,132	565,546,132	-
*	JPMorgan Select Small Cap/Mutual FD Select Group, 10 buys		various	-	4,807,763	25,544,726	20,736,963

Note 1: The threshold for reporting transactions under Department of Labor provisions is five percent of the fair value of the Plan's net assets at the beginning of the year of $7,048,318,098. Five percent of this amount is $352,415,905.

Note 2: Column '(e) Lease rental' has been omitted, as there are no data to report in this column.

* Party-in-interest investments

INDEX TO EXHIBITS

SEQUENTIALLY NUMBERED

Exhibit No.	Exhibits	Page At Which Located
23	Consent of Independent Registered Public Accounting Firm	38

SIGNATURE

Pursuant to the requirements of the Securities Exchange of Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

JPMORGAN CHASE & CO.

By: 

Joseph L. Sclafani
Executive Vice President and Controller
(Principal Accounting Officer)

Date: June 23, 2005



Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
The JPMorgan Chase 401(k) Savings Plan:

We consent to incorporation by reference in the Registration Statement No. 33-01776 and 333-31656 on Form S-8 of JPMorgan Chase & Co. of our report dated June 21, 2005, relating to the net assets available for benefits of The JPMorgan Chase 401(K) Savings Plan as of December 31, 2004 and 2003, the related statement of changes in net assets available for benefits for the years then ended, and all related schedules, which report appears in the December 31, 2004 annual report on Form 11-K of The JPMorgan Chase 401(k) Savings Plan

Mitchell & Titus, LLP

New York, New York
June 23, 2005